June 18, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Bioplus Life Corp.

Form S-1/A

Filed March 29, 2019

File No. 333-226885

To the men and women of the SEC:

On behalf of Bioplus Life Corp. (“we”, “us”, or the “Company”), are responding to comment(s) provided via email on April 9, 2019 by the SEC staff, regarding the need to update financial information so that it is current on Form S-1/A, prior to requesting for effectiveness.

SEC comment: The Company, Bioplus Life Corp., will need to update their financial statements and executive compensation sections of their filing prior to requesting effectiveness.

Company Response: The Company has included herein updated financials statements through the most recent quarter end and revised any corresponding disclosures.

Date: June 18, 2019

/s/ Chong Khooi You

Chong Khooi You

Chief Executive Officer